SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------


                                  SCHEDULE 13G
                                 (RULE 13D-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)




                             WESTPOINT STEVENS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    961238102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

--------------------------------------------------------------------------------
                                  JUNE 29, 2001
                  ---------------------------------------------
             (Date of Event Which Requires Filing of This Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]    Rule 13d-1(b)

     [X]    Rule 13d-1(c)

     [_]    Rule 13d-1(d)

--------------------------------------------------------------------------------
|  1  |       NAMES OF REPORTING PERSONS                                       |
|     |       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)       |
|     |                                                                        |
|     |       THE BANK OF NOVA SCOTIA                                          |
|-----|------------------------------------------------------------------------|
|  2  |       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [_]  |
|     |                                                               (b) [_]  |
|-----|------------------------------------------------------------------------|
|  3  |       SEC USE ONLY                                                     |
|     |                                                                        |
|-----|------------------------------------------------------------------------|
|  4  |       CITIZENSHIP OR PLACE OF ORGANIZATION                             |
|     |                                                                        |
|     |       CANADA                                                           |
|------------------------------------------------------------------------------|
|             | 5 |SOLE VOTING POWER                                           |
| NUMBER OF   |   |3,174,019                                                   |
|             |   |                                                            |
|  SHARES     |- -|------------------------------------------------------------|
|             | 6 |SHARED VOTING POWER                                         |
|BENEFICIALLY |   |  -0-                                                       |
|             |   |                                                            |
|   OWNED     |---|------------------------------------------------------------|
|             | 7 |SOLE DISPOSITIVE POWER                                      |
|  BY EACH    |   |3,174,019                                                   |
|             |   |                                                            |
| REPORTING   |---|------------------------------------------------------------|
|             | 8 |SHARED DISPOSITIVE POWER                                    |
|PERSON WITH  |   |  -0-                                                       |
|             |   |                                                            |
|-------------|----------------------------------------------------------------|
|     9       | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   |
|             | 3,174,019                                                      |
|-------------|----------------------------------------------------------------|
|     10      | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN  |
|             | SHARES                                                    [_]  |
|-------------|----------------------------------------------------------------|
|     11      | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)              |
|             | 6.4%*                                                          |
|-------------|----------------------------------------------------------------|
|     12      | TYPE OF REPORTING PERSON                                       |
|             | CO                                                             |
-------------------------------------------------------------------------------|

* Based on 49,551,001 shares of Class A Common Stock outstanding at May 4, 2001, as reported on WestPoint Stevens Inc.'s Report on Form 10-Q for the period ended March 31, 2001.

--------------------------------------------------------------------------------
|  1  |       NAMES OF REPORTING PERSONS                                       |
|     |       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)       |
|     |                                                                        |
|     |       CALDER & CO.                                                     |
|-----|------------------------------------------------------------------------|
|  2  |       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [_]  |
|     |                                                               (b) [_]  |
|-----|------------------------------------------------------------------------|
|  3  |       SEC USE ONLY                                                     |
|     |                                                                        |
|-----|------------------------------------------------------------------------|
|  4  |       CITIZENSHIP OR PLACE OF ORGANIZATION                             |
|     |                                                                        |
|     |       NEW YORK, UNITED STATES                                          |
|------------------------------------------------------------------------------|
|             | 5 | SOLE VOTING POWER                                          |
| NUMBER OF   |   | 3,174,019                                                  |
|             |   |                                                            |
|  SHARES     |---|------------------------------------------------------------|
|             | 6 | SHARED VOTING POWER                                        |
| BENEFICIALLY|   | -0-                                                        |
|             |   |                                                            |
|   OWNED     |- -|------------------------------------------------------------|
|             | 7 | SOLE DISPOSITIVE POWER                                     |
| BY EACH     |   | 3,174,019                                                  |
|             |   |                                                            |
| REPORTING   |---|------------------------------------------------------------|
|             | 8 | SHARED DISPOSITIVE POWER                                   |
| PERSON WITH |   | -0-                                                        |
|             |   |                                                            |
|------------------------------------------------------------------------------|
|     9       | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   |
|             | 3,174,019                                                      |
|-------------|----------------------------------------------------------------|
|    10       | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN  |
|             | SHARES                                                    [_]  |
|-------------|----------------------------------------------------------------|
|    11       | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)              |
|             | 6.4%*                                                          |
|-------------|----------------------------------------------------------------|
|    12       | TYPE OF REPORTING PERSON                                       |
|             | PN                                                             |
--------------------------------------------------------------------------------

* Based on 49,551,001 shares of Class A Common Stock outstanding at May 4, 2001, as reported on WestPoint Stevens Inc.'s Report on Form 10-Q for the period ended March 31, 2001.

ITEM 1(a):  NAME OF ISSUER:

            WestPoint Stevens Inc.


ITEM 1(b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            507 West Tenth Street
            West Point, Georgia  31833


ITEM 2(a):  NAMES OF PERSONS FILING:

            This Schedule 13G is being filed by The Bank of Nova Scotia (the "Bank") and by Calder & Co., a partnership established to hold securities in the partnership name for the account and subject to the order of the Bank (the "Nominee").


ITEM 2(b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE:

            The principal business address of the Bank is 44 King Street West, Scotia Plaza, 8th Floor, Toronto, Ontario, Canada, M5H 1H1.


            The principal business address of the Nominee is in care of The Bank of Nova Scotia, One Liberty Plaza, New York, New York 10006.


ITEM 2(c)   CITIZENSHIP:

            The Bank is organized under the laws of Canada.


            The Nominee is a New York partnership.


ITEM 2(d)   TITLE OF CLASS OF SECURITIES:

            Class A Common Stock, par value $0.01 per share.


ITEM 2(e)   CUSIP NUMBER:

            961238102


ITEM 3:     IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR
            (C), CHECK WHETHER THE PERSON FILING IS A:

 (a)[_] Broker or dealer registered under Section 15 of the Exchange Act.

 (b)[_] Bank as defined in Section 3(a)(6) of the Exchange Act.

 (c)[_] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

 (d)[_] Investment company registered under Section 8 of the Investment Company Act.

 (e)[_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

 (f)[_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

 (g)[_] A parent holding company or control person in accordance with Rule 13d-1(b)1(ii)(G).

 (h)[_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

 (i)[_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

 (j)[_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


ITEM 4:     OWNERSHIP.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)   Amount beneficially owned:

      See response to item 9 on pages 2-3 with respect to each filing person.

(b)   Percent of Class:

      See response to item 11 on pages 2-3 with respect to each filing person.

(c)   Number of shares as to which such person has:

      (i)   Sole power to vote or direct the vote:

            See response to item 5 on pages 2-3 with respect to each filing person.

      (ii)  Shared power to vote or direct the vote:

            See response to item 6 on pages 2-3 with respect to each filing person.

      (iii) Sole power to dispose or direct the disposition of:

            See response to item 7 on pages 2-3 with respect to each filing person.

      (iv)  Shared power to dispose or direct the disposition of:

            See response to item 8 on pages 2-3 with respect to each filing person.

ITEM 5:     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6:     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not applicable.


ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not applicable.


ITEM 8:     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not applicable.


ITEM 9:     NOTICE OF DISSOLUTION OF GROUP.

            Not applicable.


ITEM 10:    CERTIFICATIONS.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE



            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: July 6, 2001

                                    THE BANK OF NOVA SCOTIA

                                    By: /s/ D.N. Gillespie
                                       ---------------------------------
                                       Name:  D.N. Gillespie
                                       Title: Managing Partner

                                    SIGNATURE



            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of:  July 6, 2001

                                    CALDER & CO.

                                    By:/s/ W.R. Ebbels
                                       ---------------------------------
                                      Name:  W.R. Ebbels
                                      Title: Vice President